proxy  Income and Growth.doc
Proxy Results

Shareholders of Seligman Income and Growth Fund voted on a proposal to approve an Agreement and Plan of Reorganization at a Special Meeting of Shareholders held on June 2, 2009. Shareholders voted in favor of the proposal. The number of shares voted are as follows:


          For                     Against                 Abstain
------------------------- ------------------------ -----------------------
------------------------- ------------------------ -----------------------
     2,231,768.739              96,486.243              147,745.401
------------------------- ------------------------ -----------------------

As a result of the approval of this proposal, the Fund will be merged into RiverSource Balanced Fund. It is anticipated that the merger will occur in the third quarter of 2009.